

AUDICUS

The pioneer in telehealth for hearing loss, providing customized hearing aids and care for 70% less

audicus.com   New York, NY      Technology   Hardware   Consumer Goods   Subscription   VC-Backed

Highlights

VC-Backed
Raised $250K or more from a venture firm

$10M+ Revenue
Earned over the last 12 months

1. $14M gross revenue run rate, $10M annually reoccurring. HQ'd in New York City

2. Subscription revenue growing at 65%+ yoy, with over 4x LTV/CAC

3. Team from MIT, Stanford, McKinsey, P&G, Bose & Bain Capital. 4 out of 5 VPs are former founders

4. 4.7 star rating on 9,000+ reviews, $100M+ in saved hearing aid costs, 100,000+ better hearing ears

5. $8B+ market with huge growth tailwinds from recent FDA deregulation towards Over-the-Counter (OTC)

6. High capital efficiency: $7M raised from TIA Ventures, Howzat, Flatiron Health & Onemedical founders

7. At cusp of EBITDA profitability. Projecting cash-flow positive by end of 2024

8. 40%+ of recurring revenue from sticky partnerships with government programs (Veterans, Medicare/aid)

Featured Investors

HOWZAT Partners
Invested $650,000 ⓘ

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Notable Investor
HOWZAT Partners is a venture fund for early stage internet media businesses. Prior investments include Trivago (sold to Expedia Inc), TrustedPlaces (sold to Yell Plc), Zoomf (sold to Trinity Mirror Plc) and JustSpices (sold to Kraft Heinz).

"In 2012, Patrick Freuler founded Audicus on the simple principle that getting a high-quality hearing aid should be easy, accessible and affordable."

 **Samuel Sadoulet** in

Invested $68,141 ⓘ

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"I am an early investor in Audicus, and have been following the story for years. I was initially attracted to the mission of the company to bring accessibility and affordability to such an important area. Since then, I have been impressed with how customers have reacted to Audicus, and with how capital efficient the company has been in growing the business. I am now enthusiastic to be investing again at this stage, as Audicus looks to be on the cusp of an exciting inflection in growth, with the Veteran's Administration and their move into in-store partnerships."



Other investors include <u>TIA Ventures</u> Notable , <u>Middleland Capital</u> Notable , <u>Continuity Capital</u> & 192 more

Our Team

 **Patrick Freuler** CEO/Founder

MIT Aerospace Engineering (B.Sc., M.Sc.). McKinsey consultant and Bain Capital investor. Bootstrapped and built Audicus from nothing in his living room. Avid marathoner and triathlete. Also swam around Manhattan once.

 **Steve Romine** COO

EE from Notre Dame; JD from Duke. 18 yrs at Bose Corp; operated Bose Health division focused on OTC hearing. Developed OTC strategy for Demant, multi-billion dollar hearing aid company. COO at Audicus; growing DTC business & new OTC retail verticals.

 **Logan Munro** CTO



MIT Mechanical Engineering (B.Sc.). Cofounder and Head of Engineering at Ringly (a16z-backed wearables company). Healthcare consultant at Rosetta (now Publicis). 7 years at Audicus, overseeing tech, product, systems, logistics and audiology.



Andre Sequin CFO

Cornell undergraduate, Yale MBA. Head of equity research for the Internet space at RBC. Former founder of companies in tech and CPG. VC investment committee and advisory committee at BIG. Member of the U.S. Masters Field Hockey team.

The pioneer in telehealth for hearing loss, providing customized hearing aids and care for 70% less.

Audicus is on a mission to eradicate hearing loss, by making hearing aids and hearing care accessible and affordable to everyone.

Hearing is one of our five senses and losing it disconnects us from our loved ones and the world. Yet, like so many areas of healthcare, hearing aids are prohibitively expensive and inaccessible to most.

We believe that everyone deserves to hear, connect and age in good health - which is why we've created Audicus, a leading telehealth solution for hearing aids. We have pioneered the process of remotely testing your hearing, ordering customized hearing aids online and receiving telehealth support - all for 70% less.

We are addressing a massive, under-penetrated market opportunity (+$8Bn) and are transforming thousands of lives for the better.

Hearing loss is highly debilitating,

creating a large & growing market

- Hearing loss is an isolating condition that cuts us off from the world and our loved ones. If left untreated, hearing loss can lead to dementia, cognitive decay and depression. Hearing loss affects over 40M Americans, mostly comprised of veterans and those above the age of 50.

- While there is no cure for hearing loss, hearing aids can be a highly effective solution for many. However, due to prohibitive out-of-pocket cost and an arcane delivery model, only **one in four people with hearing loss own a hearing aid.**



The hearing aids market is large and growing

43M
Americans with hearing loss

$8B
Current US Hearing Aid Market

<25%
Own a Hearing Aid

Why?
Cost | Inconvenience | Stigma

- Most hearing aids in the US are dispensed through traditional, brick and mortar hearing clinics ("audiologists"). The process is lengthy, requiring in-booth diagnostics, recommendation, customization,

fitting, follow ups and support.

- A pair of hearing aids will cost on average $5,000 and is often paid of pocket by the patient, since insurance coverage is sparse. The reason hearing aids are so expensive, is not because of the technological complexity of the devices, but rather due to retail markups - or middlemen costs - imposed by audiologists.
- With the goal of creating more access for consumers, the FDA introduced a major piece of deregulation in October 2022: the OTC hearing aid act, making hearing aids available "Over-the-Counter" - analogous to the eyecare industry's introduction of "OTC reading glasses" in mass retail.
- This has created a massive opportunity to tackle a large, under-addressed $8Bn market with a tech-enabled solution that brings down those adoption barriers.


A new regulatory change will fuel massive market expansion
43M
US hearing loss population
Profound hearing loss (5%)
Moderate hearing loss (20%)
Mild hearing loss (75%)
Hearing Aid Users
Non-Hearing Aid Users
The US is a highly under-addressed $8B hearing aid market. To counter it, the FDA introduced the Over-the-Counter (OTC) hearing aid act in Oct '22.
OTC allows traditional retailers to offer hearing aids off-the-shelf, without the need for a licensed, clinical audiologist ("reading glasses for the ear").
It is expected to double the hearing aid market.
Source: Sonova, WHO

Audicus will lead the new market

Audicus will lead the new market expansion

Audicus is a leading **tele-audiology** solution for both consumers (60% of revenue) and organizations (40%). We have pioneered the process of remotely screening hearing loss, customizing hearing aids, and providing telecare support - **all at a fraction of the cost and time.**



We've digitized the clinical experience, bringing together affordability, convenience and unmatched service

1 Take our virtual **Hearing Test**

2 Customize a **Hearing Aid**

3 Receive in the mail with **Teleaudiology** support

1. Our proprietary hearing test can be done in 15 minutes with any headset and is free of charge.

2. The test can be used to customize a hearing aid, which is then delivered to our users by mail.

3. Most importantly, our team of specialists and audiologists are proactively providing telecare support - and are even able to adjust hearing aids remotely through our app.

For more on how our hearing aids work, **watch our product demo**!

Why our users love Audicus

Audicus' track record is second to none: we have amassed over 10 years of experience as a pioneer in tele-audiology, crossing major milestones:

- 100,000+ better hearing ears
- 300,000+ hearing screens conducted
- $100M+ in total saved hearing aid costs since inception



AUDICUS
What others say about us ...
The service is unbeatable! These are my second pair of Audicus hearing aids and couldn't go a day without them.
Sandy K. - New York, NY
I felt good about the people, the company, and the fact that Audicus wants me to have a good experience.
Gene S. - Des Moines, IA
I have been a customer for years and it seems to only get better. Nice people and great care with incredibly updated tech.
Ann L. - Scottsdale, AZ
FAST COMPANY
Most Innovative Companies 2024
Audicus:
Most Innovative Company 2024
CNET
Audicus Omni:
Best Overall OTC Hearing Aid 2024
HearAdvisor
EXPERT CHOICE
2023
Audicus Omni:
Expert Choice Award 2023
Buyer's Choice Awards
2024
Audicus:
Best Customer Service 2024

With 9,000 user reviews and a 4.7/5.0 star rating, our customers particularly love:

- Our tele-health support process, infrastructure and team, comprised of audiologists, product specialists and support experts
- The convenience of our hearing test and remote hearing aid adjustment features
- Our cutting-edge hearing aid technology is sourced from the #1 manufacturer and has won multiple design awards over the years


FAST COMPANY
Most Innovative Companies 2024

Audicus hearing aids are best in class and have won multiple design awards over the years.

A structural price advantage without compromising on quality of hearing care

Our model combines scale, technology, and process efficiencies, so we can offer a tailored hearing solution for a fraction of the price. Our approach removes the traditional audiology markups and passes on these savings directly to our end-users.


Our model combines scale, technology and process efficiencies, so we can offer a tailored hearing solution for a fraction of the price.
AUDICUS
Audiology Center
VS
Markups
Office cost
Fees
$49/month
or
$699
per ear
$2,500
per Ear

As a result, our users receive cutting edge hearing technology and support - with great patient outcomes - all for a fraction of the traditional cost of care.


Differentiated by effective, high value care
High
Low
Effectiveness
[Product Quality, Customization, Audiology Support]
Audiologists
COSTCO
HEARING AID CENTER
AUDICUS
Lively
lexie
EARGO
CENTURY Hearing Aids
Top Quality. Lowest Prices.
HEARING HELP EXPRESS
Since 1979
Clearly Hearing
MDHearingAid
Costly
[$3000+]
Price
Affordable
[$300-]

We already have significant market traction

- 2023 gross revenue of $14M (a 32% 4 year CAGR). Approximately 70% of revenue is reoccurring and as of Q124, translated into a run rate of about $10M ARR.
- 2023 net revenue of $12M projected to grow at 40%+ in 2024. Net revenue is after all discounts, promotions, returns, cancellations, and refunds.

- Thanks to high gross margins, we are quickly approaching EBITDA profitability in Q3 of 2024.

- We are extremely efficient: everything we have built to date was accomplished with $8M in capital. High focus on sustainability, metrics and ROI, are deeply rooted in our culture and trace back to our bootstrapped beginnings, where capital efficiency was vital.

$14M

FY 2023 Gross Revenue

of which:

$10M

Annual Reoccurring Revenue (1Q24 run rate)

Gross Margins: **78%**
EBITDA profitable: **Q2**

65%
YoY Growth in Subscription Revenue

$8M
Capital Raised to Date

Audicus has diversified its revenue across two divisions:

- Consumer (60% of revenue)

- B2B partnerships (40%)

Diversified revenue, high traction and profitable economics



2023 Note:
B2C transitioned mid-year to subscription model and sustainable growth

$14M

B2C



In 2023, the Consumer division experienced a sharp uptick in user growth thanks to the launch of **Audicus Premier**, our award-winning "hearing as a service" subscription model. It drastically reduces the upfront price barrier for hearing aids, with a unique value proposition: users get advanced hearing aids, expert care, warranties, and supplies - all for $49/month per device (plus an activation fee).



Premier has been complementary to our traditional buy-to-own model and has significantly accelerated our ability to acquire customers sustainably:

- Recurring subscription revenue has increased 65%+ year-over-year (as of Apr '24)

- ... and CACs are 40% lower across the entire B2C division

The rapid recent growth in Premier was driven by:

i.) Word of mouth from existing customers, earned press coverage and awards

ii.) A dedicated product specialist team to sell and provide churn support

iii.) Smart allocation of paid media budget

Over the long run, Premier has a significantly higher LTV than the upfront purchase model - and thus much better contribution margins. While Premier's subscription payments over time to have an initial negative impact on working capital when compared to upfront sales, we achieve breakeven around 7-8 months and quickly see a financial advantage thereafter. The model has also allowed us to transition from a pure eCommerce business towards a recurring model, with significant valuation upside.



Audicus Premier, combined with the high reoccurring nature of B2B partnerships (e.g. Veteran Affairs, Medicare and Medicaid programs, etc.), has increased our total annual reoccurring revenue to account for ~70% of our business as of Q124.

Reoccurring revenue streams are the **fastest growing**, the **most profitable**, the **stickiest** and also exhibit 4-7x LTV/CAC. Growing these revenue streams will be core use of this capital round.

Our go-to-market strategy has two massive growth vectors: B2B partnerships and OTC/Retail



New regulatory shift allows us to accelerate into huge new partnership and retail verticals
2020 -
Partnerships (B2B)
Managed Care and Insurance
30% of Revenue
Vision
Walmart
sam's club
TARGET
Teleaudiology (B2C)
70% of Revenue
2023 -
OTC/Retail
Big Box, Pharmacies & Club Stores
New

We have already started expanding into B2B Managed Care partnerships - and will accelerate it significantly

Our B2B vertical is centered around developing turn-key hearing solutions for large organizations that need to provide hearing care to their patients. Our value proposition provides unprecedented:

1. Cost advantages for patients and partners
2. Efficiency of care through convenience and speed, without compromising on quality
3. Reach and expansion of coverage to under-addressed markets (e.g. rural areas, immobilized)

These partners can span homecare companies, veteran organizations, senior care programs, or correctional care.

We train our partner's local healthcare workers on how to administer our hearing test to their patients and subsequently have our in-house audiologists review the hearing tests, program the hearing aids and ship them to a partner location, where the support is done locally by the healthcare worker.

Many of these organizations are directly tied to government funds and Audicus is often the only provider. This creates highly recurring, sticky and profitable revenue streams that can be maintained efficiently, with very few account managers.

Our Managed Care strategy has two focus areas
1
Scale existing partnerships
Cost-effective tele-audiology (test, audiology and hearing aids) in specialized managed care.
Existing ARR
Potential
Active
Correctional Care
$4M
$10M
wellpath
centurion.
YesCare
Active
PACE (Medicare)
$0.5M
$5M
InnovAge
Lifeways
+ 15 other PACE plans
2
Acquire new partnerships
Expansion of our tele-audiology model into traditional managed care.
Potential
Signed
Government
VA U.S. Department of Veterans Affairs
+$300M
Medicare Advantage
Humana.
Cigna
aetna
+$300M









Managed Long Term Care	$0.2M ⟶ +$85M	
Total	**$5M ⟶ $100M**	

Employers	Concentra +$100M
Total	**+$500M**

Note that totals are not guaranteed

Managed Care constitutes a massive opportunity, on the order of **$100M's of millions per vertical** (Government, Medicare and Employers/Labor). Becoming dominant within just a few key partners could grow Audicus revenue several times over.

Our existing Managed Care partnerships are centered around:

- Specialized Medicare & Medicaid programs (e.g. PACE, Long Term Services & Support)

- Correctional Care

- Veteran Affairs

We've built a specialized care division with $5M in ARR...



Senior Care (PACE/MLTC)

Audicus allows Medicare/aid-backed programs to:

- Increase coverage and reduce downstream costs
- Reduce hearing care cost
- Improve STARS rating

We cover ~45% of all PACE organizations.



Correctional Healthcare

Our solution allows DOC-backed healthcare orgs to:

- Improve hearing aid and audiology costs
- Reduce logistics and risk
- Reach compliance with state-mandated coverage

We cover ~40% of the Correctional Care market.

PACE stands for "Program of All-Inclusive Care for the Elderly" and provides medical and social services to elderly people still living in the community. Most PACE participants are dually eligible for both Medicare and Medicaid, which comes with a dedicated paid benefit for hearing aids.

Audicus can provide hearing aids at a price point that allows a PACE participant to receive hearing aids without having to incur any out-of-pocket costs (i.e. it's covered by the program/plan).

PACE was Audicus' first inroad into the insurance and managed care space and has laid the groundwork to expand into other Medicare/Medicaid areas and build a track record with government sponsored programs, such as the VA or Corrections.



Starting new partnership with Veteran Affairs (VA) in 4Q23

- The VA needs to conduct regular medical evaluations of its members – including hearing tests. However, it is **significantly backlogged** (10,000s missed evaluations per year).

- It has subcontracted this large evaluation volume to 3rd parties like VES and Audicus.

- **Audicus to use its tablet-based hearing test**, coupled with local and remote audiologists to provide evaluations for **fixed fee/test.**

- Audicus **has started in 3-5 pilot locations between 4Q23-1Q24**, with a total rollout potential of 50-100 locations and **+$30M in recurring revenue**.

- ... and the **potential to expand** with more solutions into the largest hearing aid administrator nationwide.

The Veterans Affairs (VA) is by far the largest single dispenser of hearing aids in the US. Hearing loss is the #1 disability among veterans and one in every four hearing aids goes to a veteran. The VA is a massive apparatus, comprising **$100M's in dispensed hearing aid value** per year.

Our first partnership with the VA (started in November '23) consists of providing hearing evaluation support through our team of audiologists. **Our VA business is ramping at a rapid pace and is expected to become a $2M ARR business by year end.**

After having established this proof point, we intend to push deeper into the VA through the provision of hearing aids and tele-audiology support.





The other two massive opportunities are Medicare Advantage (MA) and Employer verticals, **each $100M's in size,** which will be central to our expansion strategy. Medicare Advantage in particular has started covering hearing aids through Third Party Benefit Administrators (TPA's) - the largest of which have become $300M revenue businesses. MA coverage will mature over the coming years, where insurers will look for far more affordable hearing solutions - especially with the onset of OTC. This is where Audicus has a massive opportunity to become the affordable and accessible go-to teleaudiology solution.

A portion of this capital raise will be allocated towards building

A portion of this capital raise will be allocated towards building dedicated teams to pursue these two verticals head first.

With a major recent regulatory shift, we are expanding into OTC/retail

The recent regulatory shift by the FDA in October '23 has created massive opportunities in physical and online retail. Some channels in particular, such as Big Box or Club Model retail (e.g. Costco, Sam's Club, Walmart) have established hearing aid proof points that make up $100M's in revenue. Costco alone is estimated to be a **+$500M annual hearing aid** business.



OTC has huge potential... and is still calibrating
Walgreens
BEST BUY
CVS | HealthHUB
COSTCO HEARING AID CENTER
Test your hearing for FREE, NOW
AUDICUS
The Sweet Spot: OTC+
"Card on a shelf"
"Products on aisle X, row Y"
"Semi-customized, semi-supported"
"Supported, but inefficient"
Low Effectiveness
High Effectiveness
• Confusing user experience with dedicated staff
• Low cost, poor product quality
• Little customization and support
Unproven, low margins, high return rates
• Clear experience with dedicated OTC hearing staff
• Audiology-grade product quality
• Customized with audiology support (telecare & in-store)
Proven +$500M revenue players (e.g. Costco)

Audicus could be an extremely efficient and effective model for new and existing retail players to streamline and accelerate their hearing aid divisions.



Our OTC strategy has two focus areas
1
Core Retail
Scalable and effective staffed "store-in-store" solution for retailers with high foot traffic + existing healthcare offering (optical, RX)
Pipeline
Potential
2
Specialty/Lead-Gen Retail
Lead-gen kiosks showcasing Audicus hearing test and hearing aid simulator that channels shoppers to remote B2C sales team.
Pipeline
Potential


Signed
Club Channel
sam's club
+100M
Big Box Retail
TARGET
Walmart
+$300M
Online/On-air
amazon
QVC HSN
+$50M
Total +$450M
Signed
Grocery
Topco.
+50M
Chain Pharmacies
CVS pharmacy
+$30M
Independent Pharmacies & DME Retail
APCI American Pharmacy Cooperative, Inc.
JANZ Corporation
+$20M
Total +$150M

Our first expected partner for this strategy is Sam's Club, currently a $130M hearing aid business, with centers in 100s of locations. Audicus will provide fast in-store, turn-key solutions that will make it much more efficient for Big Box retailers to scale up and operate their hearing aid vertical. Our virtual audiology model is more effective at supporting patients around the clock and on-demand and therefore freeing up capacity to focus on revenue-generation in each store. Our first pilot program stores are targeted to launch in Q3.


1
AUDICUS HEARING
2
AUDICUS
3
"Hearing in a Box" Solutions
• Sound-proof consultation booths, with hearing test and ready-to-fit hearing aids
Staffed with "Audicus Geniuses"
• Friendly, knowledgeable OTC sales staff with an audiologist on "speed dial"
• Easy to train, ensures no clinic downtime
Post-sale Tele-Audiology
• Audicus' tele-audiology infrastructure provides 10-years of experience in post-sale support and calibration - on demand

Audicus is led by experts in the field

We have an incredibly talented team, comprised of MIT, Yale, and Stanford graduates, McKinsey, Bose, Bain Capital, RBC, P&G and Air Force alumni. In addition, 4 out of the 5 key leaders pictured below are

former founders. Not only is our team highly capital efficient and data-driven, but also has dedicated hearing industry experience.


Our Team
Patrick Freuler
Founder/CEO
Steve Romine
COO
Andre Sequin
CFO
Logan Munro
CTO
Christian Sjulsen
Head of Consumer
BainCapital
McKinsey & Company
BOSE
Demant
U.S. AIR FORCE
Duke
THIRD WAVE
RBC
pwc
RINGLY
ROSETTA
quinn emanuel
Stanford University

Help us expand Audicus to accelerate our growth in recurring, profitable revenue verticals

Audicus is raising this capital round in order to invest in three high growth areas, which will accelerate recurring revenue and profits, as well as cash flow positive by the end of 2024:

1. **Accelerate growth of our subscription model** (every subscription has a 7-8 month payback cycle)

2. **Expand our B2B managed care partnerships vertical**, which will entail building out our leadership and executive team for government, Medicare Advantage and employer benefit programs

3. **Launch a major retail partnership,** with our current target of Sam's Club and opening the first store-in-a-store locations in Q324.


We're raising capital to accelerate our growth
Key priority areas by division...
Current Focus (2023)
2024-
B2C
• Transition to recurring subscription hearing care model
• Enhance tele-audiology product
• Expand sales, marketing and support/audiology organization
B2B
• Scale specialized Managed Care (senior care, MLTC, correctional)
• Execute Veteran Affairs pilot and scale up in 2024-25
• Develop new verticals (Medicare, employers)
OTC/Omnichannel
• Develop key Big Box partnerships (e.g. Sam's Club)
• Operationalize rollout on viable models
• Revisit store rollout
... and Uses of Funds
Other
Marketing
OTC
Product
G&A
Sales
(B2B + B2C)

Audicus has significant potential upside on its path to exit over the next 2-3 years, in large part due to three reasons:

1. Our revenue acceleration potential from sticky managed care partnerships and retail partnerships can be massive. The Veteran Affairs alone or a single national Medicare Advantage player could **multiple the size** of Audicus. And Sam's Club's national store network alone is currently a $100M revenue business. Going from our current gross revenue of $14M to $50M in 3-4 years is realistic with such a strategy.

2. Our revenue will become significantly more valuable, since it's increasingly more reoccurring and tied to defensible partnerships with sticky, large partners. This comes with significant **exit multiple expansion** (e.g. 5-10x revenue), relative to digital

expansion (e.g. 5-10x revenue), relative to digital consumer/eCommerce multiples.

3. As a result of the above, our profitability and cash generation will accelerate significantly, giving us more exit options (strategics & sponsors) and allowing us to pick the right exit timing.

Note that the above are forward projections, and, as typical, are not guaranteed results.



Why we win
1
Massive, under-addressed market with ancient incumbents
Audiology stuck in overpriced and analog brick & mortar era is out of sync with a changing +50 demographic and will be disrupted by telehealth.
2
Defensible tele-audiology solution with scarcity value
Tech-enabled service model with patented diagnostic tech, entrenched OEM partnerships and +10 years experience in tele-audiology support infrastructure.
3
Disruptive business model with strong regulatory OTC tailwinds
Tele-audiology platform is efficient, scalable and well suited for new OTC regulation (Oct '22).
4
Diversified across B2C, B2B and retail verticals with large upside
Mix between consumer and managed care has de-risked the business by shifting towards recurring, high margin, high growth revenue.
5
High capital and operational efficiency
Only profitable and sustainably growing tele-audiology platform on the market, with only $8M raised to date.
6
World class management & team
Visionary leadership team, with roots in blue chip institutions (MIT, Stanford, McKinsey, Bose), long tenure and over half being former founders.

Hearing is integral to the human experience. It connects us to our friends, family and loved ones. We believe that everyone deserves to live a life filled with human connections and that there shouldn't be any barriers to good, healthy hearing.

Hearing loss affects so many people that it is personal for many of us - like for me, who saw it with my own grandmother. Raising this community round ensures that everyone can contribute to solving this important.

We would be excited to have you on board this important mission and transform not just an industry, but also millions of lives for the better.